Exhibit 99.1

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2024 and 2023

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2024 and 2023

Page(s)

Condensed interim consolidated statement of financial position	2

Condensed interim consolidated statement of comprehensive profit or loss	3

Condensed interim consolidated statement of changes in equity	4

Condensed interim consolidated statement of cash flows	5

Notes to the condensed interim consolidated financial statements	6 - 19

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of financial position – As of 30 June 2024

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Audited)
		At 30 June	At 31 December
	Note	2024	2023
ASSETS
Non-current assets
Property and equipment	4	586,115	751,693
Intangible assets	5	129,052	225,776
Right-of-use assets		321,199	484,362
Deferred tax assets	18	6,104,121	9,468,808
		7,140,487	10,930,639

Current assets
Prepaid expenses and other current assets	6	1,517,192	2,142,194
Trade and other receivables	7	3,994,798	5,327,877
Sublease receivables		230,984	571,022
Cash and cash equivalents	8	1,182,269	2,922,755
		6,925,243	10,963,848
Assets classified as held for sale		1,521	1,261
Total assets		14,067,251	21,895,748

EQUITY AND LIABILITIES
EQUITY
Share capital	9	22,985	16,979
Share premium	9	349,691,503	347,295,152
Employee share scheme reserve	10	467,063	507,677
Foreign currency translation reserve		(16,277,827)	(11,466,066)
Reserve of disposal groups classified as held for sale		2,204,971	2,106,737
Accumulated losses		(335,199,151)	(329,506,304)
Equity attributable to equity holders of the Parent Company		909,544	8,954,175

Non-controlling interests		(3,039,317)	(3,039,317)
Total (deficit)/ equity		(2,129,773)	5,914,858

LIABILITIES
Non-current liabilities
Derivative warrant liabilities		85,136	106,420
Accounts payable, accruals and other payables	11	24,977	83,961
Lease liabilities		807,831	1,021,716
		917,944	1,212,097

Current liabilities
Accounts payable, accruals and other payables	11	7,368,073	7,829,837
Deferred purchase price	12	2,697,819	1,207,682
Current tax liabilities		464,134	627,068
Due to related party	20	—	131,523
Lease liabilities		515,040	640,695
		11,045,066	10,436,805
Liabilities directly associated with assets classified as held for sale		4,234,014	4,331,988
Total liabilities		16,197,024	15,980,890
Total equity and liabilities		14,067,251	21,895,748

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(2)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of comprehensive profit or loss - For the period ended 30 June 2024

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Unaudited)
	Note	2024	2023
Continuing operations
Revenue	13	8,067,008	11,116,013
Cost of sales	14	(6,322,748)	(9,352,628)
Gross income		1,744,260	1,763,385

General and administrative expenses	15	(5,451,740)	(2,786,562)
Selling and marketing costs		(13,221)	(19,967)
Other expenses	16	(625,078)	(2,305,274)
Other income	17	273,088	16,767,714
Operating (loss)/profit		(4,072,691)	13,419,296

Change in fair value of financial liabilities		(1,647,913)	149,430
Gain on disposal of subsidiaries		—	967,310
Write-down of assets held for sale		—	(10,889,775)
Finance income		78,623	4,834
Finance cost		(50,866)	(61,810)
(Loss)/profit before tax from continuing operations		(5,692,847)	3,589,285

Income tax benefit	18	—	—

(Loss)/profit for the period from continuing operations		(5,692,847)	3,589,285

Discontinued operations
Loss for the period from discontinued operations		—	(1,511,817)
(Loss)/profit for the period		(5,692,847)	2,077,468

Attributable to:
Equity holders of the Parent Company		(5,692,847)	2,077,468
Non-controlling interests		—	—
		(5,692,847)	2,077,468

Profit/(loss) per share attributable to equity holders of the Parent Company
Basic	19	(0.67)	0.32
Diluted	19	(0.67)	0.25

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax		(4,713,527)	(2,945,749)
Total comprehensive loss for the period		(10,406,374)	(868,281)

Attributable to:
Equity holders of the Parent Company		(10,406,374)	(868,281)
Non-controlling interests		—	—
		(10,406,374)	(868,281)

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(3)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of changes in equity – As of 30 June 2024

(All amounts are shown in USD unless otherwise stated)

								Equity/(deficit)
					Reserve for	Foreign		attributable to
				Share-based	disposal	currency		equity holders	Non-
		Share	Share	compensation	group held	translation	Accumulated	of the Parent	controlling	Total
	Note	capital	Premium	reserve	for sale	reserve	losses	Company	interests	equity/(deficit)
As at 1 January 2023 (Audited)		13,903	343,435,529	773,666	(492,474)	(4,347,257)	(332,562,780)	6,820,587	(4,191,394)	2,629,193

Total comprehensive loss for the period
Profit for the period		—	—	—	—	—	2,077,468	2,077,468	—	2,077,468
Other comprehensive loss for the period		—	—	—	—	(2,945,749)	—	(2,945,749)	—	(2,945,749)
		—	—	—	—	(2,945,749)	2,077,468	(868,281)	—	(868,281)

Issuance of shares	9	3,052	2,506,726	—	—	—	—	2,509,778	—	2,509,778
Employee share scheme reserve	10	—	—	(386,198)	—	—	—	(386,198)	—	(386,198)
Discontinued operations		—	—	—	4,207,737	(4,207,737)	—	—	—	—
Disposal of a subsidiary		—	—	—	—	—	—	—	1,152,077	1,152,077
As at June 30, 2023 (Unaudited)		16,955	345,942,255	387,468	3,715,263	(11,500,743)	(330,485,312)	8,075,886	(3,039,317)	5,036,569

As at 1 January 2024 (Audited)		16,979	347,295,152	507,677	2,106,737	(11,466,066)	(329,506,304)	8,954,175	(3,039,317)	5,914,858

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(5,692,847)	(5,692,847)	—	(5,692,847)
Other comprehensive loss for the period		—	—	—	98,234	(4,811,761)	—	(4,713,527)	—	(4,713,527)
		—	—	—	98,234	(4,811,761)	(5,692,847)	(10,406,374)	—	(10,406,374)

Issuance of shares	9	6,006	2,396,351	—	—	—	—	2,402,357	—	2,402,357
Employee share scheme reserve	10	—	—	(40,614)	—	—	—	(40,614)	—	(40,614)
As at June 30, 2024 (Unaudited)		22,985	349,691,503	467,063	2,204,971	(16,277,827)	(335,199,151)	909,544	(3,039,317)	(2,129,773)

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(4)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of cash flows - For the period ended 30 June 2024

(All amounts are shown in USD unless otherwise stated)

	For the six-month period ended
	30 June
	(Unaudited)	(Unaudited)
	2024	2023
(Loss)/profit before tax from continued operations	(5,692,847)	3,589,285
Loss before tax from discontinued operations	—	(1,511,817)
(Loss)/profit for the period before tax	(5,692,847)	2,077,468

Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property and equipment	130,529	513,463
Depreciation of right-of-use assets	92,603	804,836
Amortization of intangible assets	19,916	1,844,585
Write down of assets held for sale	—	10,889,775
Other non – cash loss/(income)	2,478,195	(16,637,801)
Gain on disposal of subsidiaries	—	(967,310)
Change in fair value of financial liabilities	1,647,913	(149,430)
Provision for employees’ end of service benefits	—	37,711
	(1,323,691)	(1,586,703)
Changes in working capital:
Trade and other receivables	1,180,067	3,209,551
Prepaid expenses and other current assets	625,002	779,057
Due to related party	(131,523)	556,000
Accounts payable, accruals and other payables	(699,808)	(159,887)
Current tax liabilities	(162,934)	(555,303)
Net cash flows (used in)/from operating activities	(512,887)	2,242,715

Cash flows from an investing activity
Sublease rentals received	366,785	144,087
Net cash flows from investing activities	366,785	144,087

Cash flows from financing activities
Proceeds from issuance of share capital	—	635
Proceeds from issuance of convertible notes	—	788,828
Repayment of loan from related party	—	(318,256)
Repayment of external loan	—	(707,125)
Finance lease liabilities paid, net of accretion	(339,540)	(870,771)
Net cash flows used in financing activities	(339,540)	(1,106,689)

Net (decrease)/increase in cash and cash equivalents	(485,642)	1,280,113
Cash and cash equivalents at the beginning of the period	2,924,016	2,696,276
Effects of exchange rate changes on cash and cash equivalents	(1,254,584)	(3,057,865)
Cash and cash equivalents at the end of the period	1,183,790	918,524

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(5)

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The condensed interim consolidated financial statements as at and for the six-month period ended 30 June 2024 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-stockholders of Swvl Inc. became the stockholders of Swvl Holdings Corp. Swvl Inc. is the predecessor of Swvl Holdings Corp for financial reporting purposes.

The Group operates multimodal transportation networks that offer access to transportation options through the Group’s platform and mobile-based application. The Group also licenses its technology to transport operators to manage their service. The Group operates a technology platform that uses a widespread transportation network. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s)”.

1.1	Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

As of 30 June 2024, the Group still maintained control for all subsidiaries, however, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-June-24	31-Dec-23	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl Global FZE	UAE	100%	100%	Headquarters and management activities
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Providing a technology
				platform to enable
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%	passenger transportation

(6)

1.1	Consolidated subsidiaries (continued)

ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-June-24	31-Dec-23	business activities
Swvl Technologies FZE	UAE	100%	100%
Swvl NBO Limited	Kenya	100%	100%	Providing a technology
Swvl Technologies Ltd.	Kenya	100%	100%	platform to enable
Smart Way Transportation LLC (i)	Jordan	—	—	passenger transportation
Swvl MY For Information Technology SDN BHD	Malaysia	100%	100%
Viapool Inc., a direct subsidiary of Swvl Global FZE	Delaware, USA	51%	51%	Holding company
Movilidad Digital SAS, a subsidiary of Viapool, Inc.	Argentina	51%	51%
Viapool SRL, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Providing a technology
Viapool SPA, a subsidiary of Viapool, Inc.	Chile	51%	51%	platform to enable
Swvl Brasil Tecnologia LTDA, a subsidiary of Viapool, Inc.	Brazil	51%	51%	passenger transportation
Swvl Germany GmbH (formerly “Blitz B22-203 GmbH”), a direct subsidiary of Swvl Inc.	Germany	100%	100%	Holding company
Door2Door GmbH, a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Providing a technology platform to enable passenger transportation

(i)	The Parent Company’s, subsidiary Smart Way Transportation LLC (Jordan), was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management and is in the process of a legal ownership transfer to the Group. As of 30 June 2024, the company is still in liquidation process. The subsidiary has been consolidated based on the beneficial ownership and effective control.

2	Basis of preparation
i)	Compliance with IFRS

These condensed interim consolidated financial statements are for the six-month periods ended 30 June 2024 and 2023 and are presented in United States Dollars (“USD” or “$”), which is the functional currency of the Parent Company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2023. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

ii)	Historical cost convention

These condensed interim consolidated financial statements have been prepared under the historical cost convention except for the following:

-	Certain financial assets, derivative warrant liabilities, derivative liabilities, convertible notes, and earnouts liabilities that are measured at fair value.
-	Income and expenses that have been accounted for using the accrual basis.

(7)

2Basis of preparation (continued)

ii)Historical cost convention (continued)

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

2.1	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group incurred a loss of $ 5,692,847 for the six-month period ended 30 June 2024 (profit of $2,077,468 for the six-month period ended 30 June 2023), had accumulated losses of $ 335.2 million as at 30 June 2024 ($ 329.5 million as at 31 December 2023), and had negative operating cash flows of $ 0.5 million for the six-month period ended 30 June 2024 (positive operating cash flows of $ 2.2 million for the six-month period ended 30 June 2023). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements.

2.2	Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.3Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended 30 June 2024 are consistent with those used in the annual consolidated financial statements for the year ended 31 December 2023.

3Critical accounting judgments and estimates

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended 30 June 2024 and 2023, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended 31 December 2023.

(8)

4Property and equipment

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Leasehold improvements	498,813	591,525
Furniture, fittings and equipment	87,302	160,168
Property and equipment, net	586,115	751,693

5Intangible assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	Net book value	Net book value
	USD	USD
Licenses (i)	129,052	225,776
	129,052	225,776

(i)  In May 2023 the Group obtained a smart transportation operating license in Egypt in collaboration with Land Transport Regulatory Authority (LTRA) which granted the Egyptian entity a five-year operating license commencing on May 16, 2023 and expires on May 15, 2028.

6Prepaid expenses and other current assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Withholding tax receivables	903,915	1,219,986
Other assets	481,182	198,275
Refundable deposits	129,765	206,011
Prepaid expenses	2,330	517,922
	1,517,192	2,142,194

(9)

7Trade and other receivables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Trade receivables	2,598,822	3,991,175
Accrued income	1,970,982	2,001,030
Customer wallet receivables	686,561	715,955
Less: provision for expected credit losses	(1,877,815)	(2,328,308)
	3,378,550	4,379,852

Other receivables	616,248	948,025
	3,994,798	5,327,877

8Cash and bank balances

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Cash at banks	1,181,878	2,921,086
Cash in hand	391	1,669
	1,182,269	2,922,755

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Cash attributable to continued operations	1,182,269	2,922,755
Cash attributable to discontinued operations	1,521	1,261
	1,183,790	2,924,016

9Share capital

a. Share capital:

In 2023, the Group restructured its authorized shares and issued ordinary shares as detailed below:

(a)	The number of ordinary shares which the Group is authorized to issue has been decreased to 20,000,000 ordinary shares by the consolidation of every 25 ordinary shares of US$0.0001 par value each currently in issue into 1 ordinary share of US$0.0025 par value each; and
(b)	the issued ordinary shares have been combined into a small number of shares, resulting in every 25 issued ordinary share being combined into 1 ordinary share with a par value of US$0.0025 each.

Following the restructuring, the Group is authorized to issue 20,000,000 ordinary shares and 55,000,000 preference shares. The restructuring was approved on 4 January 2023 and became effective on 25 January 2023.

(10)

9Share capital (Continued)

a. Share capital: (Continued)

The below table sets out the Group’s share structure during the period ended 30 June 2024 and the year ended 31 December 2023:

	At 30 June 2024		At 31 December 2023
	Authorized	Issued	Authorized	Issued
Class A ordinary shares	20,000,000	9,194,000	20,000,000	6,791,605
Preferred shares	55,000,000	—	55,000,000	—
	75,000,000	9,194,000	75,000,000	6,791,605

	At 30 June 2024		At 31 December 2023
	Number	Share	Number	Share
	of shares	capital	of shares	capital
Issuance of shares to shareholders	7,044,557	17,611	4,642,162	11,605
Issuance of shares to SPAC shareholders	557,960	1,395	557,960	1,395
Conversion of convertible notes	645,018	1,612	645,018	1,612
Issuance of shares to PIPE investors	158,656	397	158,656	397
Other shares	787,809	1,970	787,809	1,970
	9,194,000	22,985	6,791,605	16,979

b. Share premium:

At 30 June 2024
Share Premium
Issuance of shares to shareholders	95,129,162
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
Other shares issued during the period	31,887,125
433,709,724
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
349,691,503

At 31 December 2023
Share Premium
Issuance of shares to shareholders	92,732,811
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
Other shares issued during the year	31,887,125
431,313,373
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
347,295,152

(11)

10Employee share scheme reserve

At 30 June 2024, the employee share scheme reserve balance was $ 467,063 (at 31 December 2023: $507,677).

Total reversal arising from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit was $ 40,614 for the six-month period ended 30 June 2024 (expense of $386,198 for the six-month period ended 30 June 2023). The fair value change is a result of the decline in share price during the period which, in turn, led to a decrease in the probability of exercising options and the value of each option. Grant date was achieved after the award date for majority of awarded shares as the grant date was linked to the business combination transaction. Shares was only granted when business combination transaction was consummated.

11Accounts payable, accruals and other payables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Financial items
Accounts payables	6,778,838	6,812,265
Captain payables	322,652	441,815
Salaries payable	98,612	289,236
Accrued expenses	79,574	205,729
Other payables	101,168	145,818
	7,380,844	7,894,863
Other payables non-current portion	(24,977)	(83,961)
	7,355,867	7,810,902
Non-financial items
Advances from individual customers (e-wallets) (ii)	12,206	18,935
Total accounts payable, accruals and other payables	7,368,073	7,829,837

(i)	During the six-month period ended 30 June 2023, the Group entered into settlement agreements with a significant number of creditors. These settlement agreements released the Group of a significant portion of creditor balances, mainly associated with the SPAC transaction, as of the reporting date by discounting a portion of the liability. These settlement agreements resulted in discounts amounting to $ 16,637,801 which were contingent on the Group's immediate settlement of these outstanding balances and upon the closing date of these settlement agreements (Note 17). The Group abided by the terms of these settlement agreements and settled the outstanding balances at the respective closing date of each settlement agreement. The discounted amounts were charged to the consolidated statement of comprehensive income.
(ii)	Advances from individual customers (e-wallets) are used by customers against future bookings.

12Deferred purchase price

The movement in the deferred purchase price is as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Opening balance	1,207,682	7,619,581
Change in fair value	1,669,197	(727,134)
Issuance of shares	(179,060)	(306,936)
Settlements	—	(5,377,829)
Ending balance	2,697,819	1,207,682

(12)

12Deferred purchase price (Continued)

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

The deferred purchase price is detailed as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Shotl	627,158	627,158
Urbvan	2,041,242	572,799
Door2Door	29,419	7,725
	2,697,819	1,207,682

	(Unaudited)	(Audited)
	At 30 June	At 31 December
Maturity analysis	2024	2023
	USD	USD
Less than one year (current)	2,697,819	1,207,682
	2,697,819	1,207,682

13Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services, net of items as disclosed in the revenue reconciliation table below.

Disaggregated revenue information

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Business to business – TaaS	6,001,062	8,194,324
Business to customers – B2C	2,065,946	2,921,689
	8,067,008	11,116,013

Revenue by geographical location

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Egypt	6,636,048	10,389,858
Kingdom of Saudi Arabia	1,430,960	726,155
	8,067,008	11,116,013

(13)

14Cost of sales

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Captain costs	6,347,514	9,329,612
Captain bonuses	22,045	68,844
Captain deductions	(48,930)	(87,195)
Tolls and fines	2,119	41,367
	6,322,748	9,352,628

15General and administrative expenses

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Staff costs	3,547,601	1,490,040
Professional fees	763,538	244,135
Technology costs	285,654	458,376
Other expenses	343,754	52,649
Depreciation of property and equipment	130,529	137,519
Rent expense	110,270	55,727
Depreciation of right-of-use assets	92,603	107,039
Insurance	56,755	17,534
Office expenses	54,160	73,207
Travel and accommodation	26,278	19,551
Amortization of intangible assets	19,916	4,628
Outsourced employees	11,761	125,622
Entertainment	8,921	535
	5,451,740	2,786,562

16	Other expenses

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Listing costs	625,078	2,305,274
	625,078	2,305,274

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17	Other Income

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Other income	273,088	129,913
Creditor settlements (Note 11)	—	16,637,801
	273,088	16,767,714

18Taxes

18.1Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets as of the six-month period ended 30 June 2024 indicated below were as follows:

	(Unaudited) For
	the six-month	(Audited) For the
	period ended 30	year ended 31
	June 2024	December 2023
	USD	USD
Deferred tax asset movement

Opening balance	9,468,808	18,708,988
Foreign currency adjustments	(3,364,687)	(5,039,739)
Transfers to assets held for sale	—	(4,241,746)
Income tax benefit	—	41,305
Closing balance	6,104,121	9,468,808

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19Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

15 million Earnout Shares have been excluded from the calculation of weighted average shares outstanding, as they are contingently issuable subject to achieving certain milestones on the trading price and volume of our Class A ordinary shares on NASDAQ.

As the Group was loss-making during the six-month period ended 30 June 2024, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

The following table sets forth the computation of basic and dilutive earnings/(loss) from the continued operations per share attributable to the Group’s ordinary shareholders:

	(Unaudited)	(Unaudited)
	For the six-	For the six-
	month period	month period
	ended 30	ended 30
	June 2024	June 2023
(Loss)/profit from continuing operations for the period attributable to equity holders of the Parent Company	(5,692,847)	3,589,285
Loss from discontinued operations for the period attributable to equity holders of the Parent Company	—	(1,511,817)

Weighted average number of ordinary shares outstanding during the period	8,528,466	6,566,922

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – basic	(0.67)	0.55

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – diluted	(0.67)	0.44

Profit/(loss) per share attributable to equity holders of the Parent Company – basic	(0.67)	0.32

Profit/(loss) per share attributable to equity holders of the Parent Company – Diluted	(0.67)	0.25

20Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the period are disclosed in Note 1 of the condensed interim consolidated financial statements.

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20Related party transactions and balances (continued)

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors and senior management of the Group.

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Compensation and short-term employee benefits	2,196,693	344,355
	2,196,693	344,355

On December 26, 2023, the Board of Directors of Swvl approved a grant of 2,315,934 Restricted Stock Units (“RSUs”) to Swvl’s senior management vesting on March 31, 2024, pursuant to their respective employment agreements, and issued in consideration for services provided to the Group.

Balances with related parties

The following balances are outstanding at the end of the reporting periods:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Due to Board members	—	131,523
	—	131,523

Transactions with related parties

Details of transactions with related parties during the period, other than those which have been disclosed elsewhere in these condensed interim consolidated financial statements, are as follows:

	(Unaudited) For the six-month
	period ended 30 June
	2024	2023
	USD	USD
Payments made on behalf of the Group	—	556,000
Loan from a related party	—	139,000

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21Financial instruments by category

Financial assets as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
At fair value
Sublease receivables	230,984	571,022
At amortised cost
Trade and other receivables	3,994,798	5,327,877
Cash and cash equivalents	1,182,269	2,922,755
	5,408,051	8,821,654

Financial liabilities as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2024	2023
	USD	USD
Accounts payable, accruals and other payables excluding non-financial items	7,380,844	7,894,863
Deferred purchase price	2,697,819	1,207,682
Lease liabilities	1,322,871	1,662,411
Current tax liabilities	464,134	627,068
Derivative warrant liabilities	85,136	106,420
Due to related parties	—	131,523
	11,950,804	11,629,967

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22Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.

Level 3: inputs that are unobservable inputs for the asset or liability.

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

23Subsequent events

On November 18, 2024, the Group entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) for a private placement financing with certain investors, including certain members of its Board of Directors to purchase $4.7 million Class A Ordinary Shares of the Company. Under the Securities Purchase Agreement, the investors have agreed to purchase, 981,211 of the Company’s Class A Ordinary Shares, $0.0025 par value per share or pre-funded warrants in lieu thereof at a purchase price of $4.79. The purchasers in such offering agreed to execute lock up and leak our agreements, pursuant to which they agreed to lock up the securities purchased in the offering for a period of six months, as well as agreed to transfer up to twenty percent of the securities purchased for each ninety-day period thereafter in an amount not more than twenty percent of the trading volume on a proposed date of sale.

Subsequent to 30 June 2024, certain warrant holders related to the deferred purchase price from Urbvan have exercised their warrants. 78% of the warrants outstanding on 30 June 2024 have been exercised as of the date of signing these condensed interim consolidated financial statements.

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